UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

J. ALEXANDER’S CORPORATION

(Name of Subject Company (Issuer))

FIDELITY NATIONAL FINANCIAL, INC.

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

NEW ATHENA MERGER SUB, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.05 PER SHARE (INCLUDING THE ASSOCIATED

SERIES A JUNIOR PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue Jacksonville, Florida 32204

(904) 854-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$94,811,776	$10,865

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) (A) 5,999,735 shares of common stock, par value $0.05 per share, of J. Alexander’s Corporation (“J. Alexander’s”) outstanding, multiplied by (B) the offer price of $14.50 per share, and (ii) (A) 962,375 shares of common stock, par value $0.05 per share, of J. Alexander’s issuable pursuant to outstanding options with an exercise price less than the offer price of $14.50 per share, multiplied by (B) the offer price of $14.50 per share minus the weighted average exercise price for such options of $6.38 per share. The number of shares of common stock, par value $0.05 per share, of J. Alexander’s outstanding and the number of such shares issuable pursuant to outstanding options reflected herein have been provided to Parent by J. Alexander’s as of July 31, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $10,865.00	Filing Party: Fidelity National Financial, Inc., Fidelity National Special Opportunities, Inc. and New Athena Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: August 6, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2012, as amended by Amendment No. 1 filed on August 23, 2012 and Amendment No. 2 filed on September 6, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and relates to the offer by New Athena Merger Sub, Inc., a Tennessee corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.05 per share (including the associated preferred stock purchase rights, the “Shares”), of J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), at $14.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by J. Alexander’s on August 6, 2012 as amended by Amendment No. 1 filed on August 7, 2012, Amendment No. 2 filed on August 13, 2012, Amendment No. 3 filed on August 20, 2012, Amendment No. 4 filed on August 23, 2012, Amendment No. 5 filed on August 27, 2012, Amendment No. 6 filed on August 31, 2012 and Amendment No. 7 filed on September 6, 2012, each as may be further amended and supplemented from time to time, contain important information about the Offer, all of which should be read carefully by J. Alexander’s stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012 and as amended on September 6, 2012, among Parent, Purchaser, Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), Athena Merger Sub, Inc. (for the limited purposes set forth therein) and J. Alexander’s Corporation, as it may be further amended from time to time.

Documentation relating to the Offer has been mailed to stockholders of J. Alexander’s and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038-3560, or by calling toll-free at (866) 261-1047.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Schedule TO and the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and supplementing the information set forth in Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with J. Alexander’s” by inserting the following text at the end of the paragraph that begins “On April 3, 2012”:

Mr. Ouf and Mr. Stout discussed in general terms the future management structure of a combined organization. Mr. Stout indicated to Mr. Ouf that he was not seeking assurances concerning his own employment, but was willing to be flexible in connection with the transition of management of J. Alexander’s upon the closing of a potential transaction with Parent, and that he would be willing to provide services to J. Alexander’s on a transitional basis or a longer-term basis, in order to facilitate a transaction. No specific employment terms were discussed.

Amending and supplementing the information set forth in Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with J. Alexander’s” by amending and restating in its entirety the paragraph that begins “On April 26, 2012” to read as follows:

On April 26, 2012, Mr. Stout met in Jacksonville, Florida for an introductory dinner with Mr. William Foley II, the Executive Chairman of the Board for Parent, George P. Scanlon, Chief Executive Officer of Parent, Raymond R. Quirk, President of Parent and Mr. Bickett. The purpose of the meeting was to introduce Mr. Stout to Messrs. Foley, Scanlon and Quirk. Mr. Foley and Mr. Stout discussed the background and history of Parent and Parent’s interest in the restaurant industry, including its investment in and operation of ABRH, Inc. and ABRH, Inc.’s restaurant subsidiaries. Mr. Stout did not engage in negotiations, or discuss the status of ongoing negotiations, regarding Parent’s proposed transaction with J. Alexander’s at this meeting.

Amending and supplementing the information set forth in Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with J. Alexander’s” by inserting the following paragraph immediately following the paragraph that begins “On June 20, 2012, with the parties having reached agreement”:

In the course of discussions during June 2012, as described above, Parent indicated to Mr. Stout in his capacity as an employee of J. Alexander’s that Parent desires that its subsidiary, FNH, employ Mr. Stout in its restaurant business after the closing, but that Parent insisted that Mr. Stout’s and other executives’ employment agreements and salary continuation agreements be modified as described above. With respect to Mr. Stout, these amendments required Mr. Stout to waive his right to terminate his employment for “good reason” following the proposed transactions and, in turn, waive receipt of severance payments in an approximate amount of $1.25 million to which, but for the amendments, he would have been entitled. No definitive proposals were or have been offered by Parent with respect to the terms of Mr. Stout’s future employment, or that of any of the other J. Alexander’s executives, beyond the terms reflected in his revised salary continuation agreement and employment agreement with J. Alexander’s, as amended in June 2012 at the request of Parent to diminish certain rights of Mr. Stout and the other executives. Based on the amendments made to Mr. Stout’s employment agreement to diminish the scope of the “good reason” definition and thereby diminish Mr. Stout’s ability to terminate employment and obtain severance payments for good reason under his employment agreement, as described above, it is anticipated that after the closing of the proposed transactions, Mr. Stout may be reassigned to a position with FNH at its main corporate office in Nashville, Tennessee or its upscale dining division office in Nashville, Tennessee, with similar duties and responsibilities as Mr. Stout’s duties and responsibilities prior to the closing (subject to certain changes), and with substantially similar salary and benefits (with equity to be appropriate to his level in the organization). However, Parent and its affiliates are under no obligation whatsoever to continue the employment of Mr. Stout or any other executive officers of J. Alexander’s following the transactions, subject to the payment of any applicable severance amounts or benefits upon a termination of employment, as modified by the executive letter agreements discussed above. In addition, the Prior Agreement (and the Restated Merger Agreement) provides that for a period of twelve months after the closing of the proposed transactions, Parent will cause J. Alexander’s to provide its continuing employees with (i) base salary and target cash bonus opportunities substantially comparable in the aggregate with employee compensation (but excluding equity opportunities, change in control bonuses and retention agreements) provided to similarly situated employees of FNH and (ii) employee benefits substantially comparable in the aggregate with employee benefits (but excluding equity opportunities) provided to similarly situated employees of FNH. Therefore, it is anticipated that Mr. Stout, and other executive officers whose employment is continued following the closing of the proposed transactions, will receive salary and benefits substantially similar to his salary and benefits received prior to the closing of the proposed transactions.

Adding the following text to the end of Schedule I:

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Hazem Ouf Chief Executive Officer of ABRH

Mr. Ouf is President and Chief Executive Officer of Fidelity Newport Holdings LLC (“FNH”) and its wholly owned subsidiary American Blue Ribbon Holdings, LLC (“ABRH”) and has held those positions since March 2009. Mr. Ouf is also President and Chief Executive Officer of O’Charley’s LLC, a wholly owned subsidiary of FNH, and has held that position since May, 2012. FNH and ABRH acquired the assets of VICORP Restaurants, Inc. in March, 2009, where Mr. Ouf served as Chief Restructuring Officer beginning May, 2008. Prior to that, from 2005 to 2008, Mr. Ouf served as President and Chief Executive Officer of SSI, Inc., the owner and operator of Souper Salad and Grandy’s restaurants. From 1999 to 2004, Mr. Ouf served as President and Chief Executive Officer of Constellation Concepts and was a member of the company’s Board of Directors.

The business address of Mr. Ouf is 3038 Sidco Drive, Nashville, Tennessee 37204 and his telephone number is 615-256-8500. Mr. Ouf is a citizen of the United States of America.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

NEW ATHENA MERGER SUB, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Authorized Person

Date: September 17, 2012

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated August 6, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9 and General Instructions to Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Fidelity National Financial, Inc. on July 31, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Fidelity National Financial, Inc. on July 31, 2012).*

(a)(5)(B)	Form of Summary Advertisement as published on August 6, 2012 in The Wall Street Journal.*

(a)(5)(C)	Press Release issued by Fidelity National Financial, Inc. on August 6, 2012.*

(a)(5)(D)	Joint Press Release issued by Fidelity National Financial, Inc. and J. Alexander’s Corporation on September 6, 2012 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by J. Alexander’s Corporation on September 6, 2012).*

(b)(1)	Second Amended and Restated Credit Agreement, dated as of April 16, 2012, among Fidelity National Financial, Inc., Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on April 19, 2012).*

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, by and among Fidelity National Financial, Inc., New Athena Merger Sub, Inc., Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), Athena Merger Sub, Inc. (for the limited purposes set forth therein), and J. Alexander’s Corporation.*

(d)(2)	Confidentiality Letter Agreement, dated as of March 18, 2012, by and between Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC and J. Alexander’s Corporation.*

(d)(3)	Confidentiality Agreement, dated as of April 9, 2012, by and between American Blue Ribbon Holdings, LLC and J. Alexander’s Corporation.*

(d)(4)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of September 5, 2012, by and among Fidelity National Financial, Inc., New Athena Merger Sub, Inc. and J. Alexander’s Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by J. Alexander’s Corporation on September 6, 2012).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.